United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report: April 29, 2021

(Date of Earliest Event Reported)

REALTY INCOME CORPORATION

(Exact name of registrant as specified in its charter)

Maryland	1-13374	33-0580106
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(IRS Employer Identification No.)

11995 El Camino Real, San Diego, California 92130

(Address of principal executive offices)

(858) 284-5000

(Registrant’s telephone number, including area code)

N/A

(former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of Each Exchange On Which Registered
Common Stock, $0.01 Par Value	O	New York Stock Exchange
1.625% Notes due 2030	O30	New York Stock Exchange

Item 8.01.	Other Events.

On April 29, 2021, Realty Income Corporation, a Maryland corporation (“Realty Income”) and VEREIT, Inc., a Maryland corporation (“VEREIT”), issued a joint press release announcing the execution of an Agreement and Plan of Merger (the “Merger Agreement”), dated as of April 29, 2021, pursuant to which, subject to the terms and conditions set forth therein, Realty Income will acquire VEREIT in an all-stock transaction. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

In connection with the announcement of the Merger Agreement, Realty Income and VEREIT intend to provide supplemental information regarding the proposed transaction in connection with presentations to analysts and investors. The slides that will be made available in connection with the presentations are attached hereto as Exhibit 99.2 and incorporated by reference herein.

Forward Looking Statements

This Current Report on Form 8-K may include “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act. All statements other than statements of historical fact are “forward-looking statements” for purposes of federal and state securities laws. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which Realty Income and VEREIT operate and beliefs of and assumptions made by Realty Income management and VEREIT management, involve uncertainties that could significantly affect the financial or operating results of Realty Income, VEREIT, the combined company or any company spun-off by the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” and variations of such words and similar expressions are intended to identify such forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transactions involving Realty Income and VEREIT, including future financial and operating results, plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to creating value for stockholders, benefits of the proposed transactions to clients, employees, stockholders and other constituents of the combined company, integrating our companies, cost savings and the expected timetable for completing the proposed transactions — are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and, therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. For example, these forward-looking statements could be affected by factors including, without limitation, risks associated with the ability to consummate the proposed merger and the timing of the closing of the proposed merger; the ability to secure favorable interest rates on any borrowings incurred in connection with the proposed transactions; the impact of indebtedness incurred in connection with the proposed transactions; the ability to successfully integrate our operations and employees; the ability to realize anticipated benefits and synergies of the proposed transactions as rapidly or to the extent anticipated by financial analysts or investors; potential liability for a failure to meet regulatory or tax-related requirements, including the maintenance of REIT status; material changes in the dividend rates on securities or the ability to pay dividends on common shares or other securities; potential changes to tax legislation; changes in demand for developed properties; adverse changes in the financial condition of joint venture partner(s) or major tenants; risks associated with the acquisition, development, expansion, leasing and management of properties; risks associated with the ability to consummate the proposed spin-off of a company holding the office property assets of Realty Income and VEREIT (“SpinCo”) and the terms thereof, and the timing of the closing of the proposed spin-off; risks associated with the ability to consummate any sales of office property assets of Realty Income and VEREIT and the impact of such sales on SpinCo or the combined company; failure to obtain debt financing to capitalize SpinCo; risks associated with the geographic concentration of Realty Income, VEREIT or SpinCo; risks associated with the industry concentration of tenants; the potential impact of announcement of the proposed transactions or consummation of the proposed transactions on business relationships, including with clients, employees, customers and competitors; unfavorable outcomes of any legal proceedings that have been or may be instituted against Realty Income, VEREIT or any company spun-off by the combined company; costs related to uninsured losses, condemnation, or environmental issues; the ability to retain key personnel; costs, fees, expenses and charges related to the proposed transactions and the actual terms of the financings that may be obtained in connection with the proposed transactions; changes in local, national and international financial markets, insurance rates and interest rates; general adverse economic and local real estate conditions; the inability of major tenants to continue paying their rent obligations due to bankruptcy, insolvency or a general downturn in their business; foreign currency exchange rates; increases in operating costs and real estate taxes; changes in dividend policy or ability to pay dividends for Realty Income’s or VEREIT’s common stock or preferred stock; impairment charges; unanticipated changes in Realty Income’s or VEREIT’s intention or ability to prepay certain debt prior to maturity and/or hold certain securities until maturity; pandemics or other health crises, such as coronavirus (COVID-19); and those additional risks and factors discussed in reports filed with the U.S. Securities and Exchange Commission (“SEC”) by Realty Income and VEREIT. Moreover, other risks and uncertainties of which Realty Income or VEREIT are not currently aware may also affect each of the companies’ forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated. The forward-looking statements made in this communication are made only as of the date hereof or as of the dates indicated in the forward-looking statements, even if they are subsequently made available by Realty Income or VEREIT on their respective websites or otherwise. Neither Realty Income nor VEREIT undertakes any obligation to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, Realty Income and VEREIT will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 containing a joint proxy statement/prospectus and other documents regarding the proposed transaction. The joint proxy statement/prospectus will contain important information about the proposed transaction and related matters.

STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT REALTY INCOME, VEREIT AND THE PROPOSED TRANSACTION.

Investors and security holders of Realty Income and VEREIT will be able to obtain free copies of the registration statement, the joint proxy statement/prospectus and other relevant documents filed by Realty Income and VEREIT with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Realty Income with the SEC are also available on Realty Income’s website at www.realtyincome.com, and copies of the documents filed by VEREIT with the SEC are available on VEREIT’s website at www.vereit.com.

Realty Income, VEREIT and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Realty Income’s and VEREIT’s stockholders in respect of the proposed transaction. Information regarding Realty Income’s directors and executive officers can be found in Realty Income’s definitive proxy statement filed with the SEC on April 1, 2021. Information regarding VEREIT’s directors and executive officers can be found in VEREIT’s definitive proxy statement filed with the SEC on April 15, 2021. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and other relevant documents filed with the SEC in connection with the proposed transaction if and when they become available. These documents are available on the SEC’s website and from Realty Income or VEREIT, as applicable, using the sources indicated above.

Item 9.01	Financial Statements and Exhibits.

(d)           Exhibits.

Exhibit No	Description

99.1	Joint Press Release issued by Realty Income Corporation and VEREIT on April 29, 2021.
99.2	Joint Investor Presentation, dated April 29, 2021.
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

REALTY INCOME CORPORATION

Date:	April 29, 2021	By:	/s/ Michelle Bushore
Michelle Bushore
Executive Vice President, Chief Legal Officer, General Counsel and Secretary

Exhibit 99.1

REALTY INCOME TO MERGE WITH VEREIT® IN ALL-STOCK TRANSACTION

-           All-Stock Transaction Expected to Generate 10%+ Accretion to Annualized AFFO per Share

-           Enhanced Size, Scale, Diversification and Synergies to Drive Future Growth and Value Creation

-           Expect to Spin-Off Assets in Dedicated Portfolio of Office Properties

-          Conference Call to Discuss Transaction to be Held at 8:00am ET

SAN DIEGO and PHOENIX, April 29, 2021….Realty Income Corporation (NYSE: O) (“Realty Income”), The Monthly Dividend Company®, and VEREIT, Inc. (NYSE: VER) (“VEREIT”) today announced that the two companies have entered into a definitive merger agreement by which Realty Income will acquire VEREIT in an all-stock transaction, creating a combined company with an enterprise value of approximately $50 billion. Under the terms of the agreement, VEREIT shareholders will receive 0.705 shares of Realty Income stock for every share of VEREIT stock they own.

Immediately following the closing, the companies expect to effectuate a taxable spin-off of substantially all of the office properties of both companies into a new, self-managed, publicly traded REIT (“SpinCo”). Following the merger and the spin-off, Realty Income will continue as the surviving public entity. Realty Income and former VEREIT shareholders are expected to own approximately 70% and 30%, respectively, of both Realty Income and SpinCo.

The transactions are expected to be over 10% accretive to Realty Income’s AFFO per share in year one, add meaningful diversification that further enables new growth avenues, strengthen cash flow durability, and provide significant financial synergies, particularly through accretive debt refinancing opportunities. Realty Income’s growth strategy will remain focused primarily on high-quality, single-tenant net lease retail and industrial properties in the U.S. and U.K., leased to clients that are leaders in their respective businesses.

“We believe the merger with VEREIT will generate immediate earnings accretion and value creation for Realty Income’s shareholders while enhancing our ability to execute on our ambitious growth initiatives,” said Sumit Roy, President and Chief Executive Officer of Realty Income. “Together, our company will enjoy increased size, scale, and diversification, continuing to distance Realty Income as the leader in the net lease industry. VEREIT’s real estate portfolio is highly complementary to ours, which we expect to further enhance the consistency and durability of our cash flows.”

“The objective of our management team from initiation in 2015 was to revitalize VEREIT and increase the value of the enterprise,” said Glenn Rufrano, Chief Executive Officer of VEREIT. “We put an excellent team in place, enhanced the portfolio, created an investment-grade balance sheet and resolved all legacy issues. The board and management have concluded that a merger with Realty Income, the premier net lease company, will enable us to recognize the value created. The combined company provides all of our constituencies the opportunity to benefit from the advantageous cost of capital and growth potential generated by this transaction.”

Strategic and Financial Rationale

•	Immediate AFFO per share accretion. Relative to the $3.465 midpoint of Realty Income’s 2021 AFFO per share guidance, the transaction is expected to be over 10% accretive to shareholders on an annualized, leverage-neutral basis.

•	Increased and diversified scale driving growth. The complementary nature of each company’s real estate portfolio results in greater diversification of client credit, industry, and geography, providing further runway for Realty Income to grow in its chosen verticals with best-in-class clients without compromising prudent concentration metrics.
•	Enhanced leadership amongst blue chip benchmarks. Upon closing of the merger, Realty Income is expected to become one of the six largest REITs in the MSCI US REIT Index (RMZ) by equity market capitalization and among the top half of constituents in the S&P 500, resulting in increased weighting in major benchmark equity indices and further growing its net lease industry-leading trading liquidity.
•	Dividend stability. Realty Income is one of only three REITs in the S&P 500 Dividend Aristocrats Index® for having increased its dividend every year for the last 25 consecutive years and the improved diversification effectuated through the merger is expected to further enhance the durability of Realty Income’s dividend coverage. VEREIT’s shareholders are expected to experience an immediate increase in the dividend upon closing of the merger. Dividend payments for both companies are expected to remain uninterrupted through the close of this transaction.
•	Fortress balance sheet and continued credit rating leadership in the net lease industry. Realty Income is currently the only net lease REIT with A3/A- credit ratings from Moody’s and S&P and intends to maintain target leverage (as defined as Net Debt and Preferred Equity / Adjusted EBITDAre) in the mid-5x area. Upon closing of the merger, Realty Income’s enhanced scale and diversification are expected to be credit positives.
•	Cost of capital advantages amplified. Realty Income’s cost of capital advantage is driven by its superior credit ratings in the net lease industry and historical premium to NAV, which allows it to consistently grow AFFO per share while assembling a best-in-class real estate portfolio. Post-merger, shareholders are expected to benefit from this cost of capital advantage applied towards a broader set of growth opportunities across its combined investment pipeline.
•	Attractive debt refinancing synergies. As one of eight U.S. REITs with two credit ratings of at least A3/A- by Moody’s and S&P, Realty Income is uniquely positioned to refinance VEREIT’s upcoming debt maturities at materially lower rates in multiple currencies. Furthermore, Realty Income’s accelerating investment activity in the U.K. further allows for significantly lower all-in borrowing costs in the high-grade unsecured bond market relative to the U.S. As of December 31, 2020, VEREIT had approximately $6 billion of outstanding debt at a weighted average interest rate of approximately 4% and a weighted average term to maturity of approximately 6 years. In addition, pro forma for previously disclosed activity in January 2021, VEREIT has approximately $373 million of outstanding preferred equity at a rate of 6.7%, which is freely prepayable at par.
•	Meaningful corporate cost synergies to further enhance scalability of platform. On a run-rate basis, Realty Income expects to achieve estimated annualized corporate cost synergies of $45 - $55 million inclusive of stock-based compensation, and an estimated $35 - $40 million of annualized synergies on a cash basis. An estimated 75% of savings are expected to be achieved in the first 12 months post-closing. In 2020, Realty Income’s G&A margin as a percentage of revenue (excluding tenant reimbursements) was approximately 4.7% and its 4Q20 annualized G&A as a percentage of gross real estate asset value was 0.32%. Both metrics were the lowest in the public net lease industry.

Realty Income Pro Forma Metrics

After giving pro-forma effect for the closing of the merger and assuming the anticipated spin-off of the office assets, Realty Income’s shareholders will own a diversified global portfolio of approximately 10,300 primarily single-tenant, net lease commercial real estate properties located in 50 U.S. states, Puerto Rico and the U.K. In addition, utilizing reported portfolio metrics for each company as of December 31, 2020:

•	Total portfolio annualized contractual rent is expected to be approximately $2.5 billion

•	Approximately 83%, 14% and 3% of total portfolio annualized contractual rent is expected to be generated from retail, industrial, and other property types, respectively
•	Approximately 45% of total portfolio annualized contractual rent is expected to be generated from investment grade clients
•	The 10 largest clients are expected to be Walgreens (5% of annualized contractual rent), Dollar General (4%), Dollar Tree/Family Dollar (4%), FedEx (3%), 7-Eleven (3%), LA Fitness, (3%), Walmart/Sam’s Club (2%), CVS Pharmacy (2%), Sainsbury’s (2%) and BJ’s Wholesale Clubs (2%)
•	The 10 largest industries are expected to be Convenience stores (9% of annualized contractual rent), Grocery stores (8%), Dollar stores (8%), Drug stores (8%), Restaurants – casual dining (7%), Restaurants – quick service (7%), Health & Fitness (5%), Home improvement (4%), Theaters (4%), and Transportation services (4%)
•	Realty Income expects to maintain leverage (as defined as Net Debt and Preferred Equity / Adjusted EBITDAre) of approximately 5.5x, supported by a $3.0 billion unsecured revolving credit facility and $1.0 billion commercial paper program

“SpinCo” Pro Forma Metrics

The planned spin-off of the office portfolio maintains Realty Income’s preferred portfolio mix, consistent with its focused investment strategy of acquiring high quality real estate leased primarily to retail clients that have a service, non-discretionary, and/or low-price-point component to their business, and industrial clients that are primarily investment grade rated companies and leaders in their respective industries.

Upon completion of the planned spin-off, shareholders of both companies are expected to receive a stock distribution in a separate, publicly traded REIT, subject to customary conditions. The anticipated spin-off of substantially all of the combined companies’ office properties is expected to result initially in a pure-play, self-managed portfolio of 97 domestic office properties.

In addition, utilizing reported portfolio metrics for each company as of December 31, 2020 and pro forma for closed transaction activity in 2021:

•	Total portfolio annualized contractual rent is expected to be approximately $183 million
•	Approximately 76% of total portfolio annualized contractual rent is expected to be generated from investment grade clients
•	Top five largest clients are expected to be GSA (10% of annualized contractual rent), Cigna (7%), Merrill Lynch (6%), HealthNow (4%), and RSA (4%)
•	Top five largest industries are expected to be Health care (17% of annualized contractual rent), Telecommunications (14%), Insurance (13%), Financial services (11%), and Government services (11%)
•	Pro forma contractual rent collected in 4Q20 was in excess of 99%

Pursuant to the terms of the merger agreement, Realty Income may also seek to sell some or all of the combined companies’ office properties, subject to certain restrictions. In addition, Realty Income may elect to retain some or all of the companies’ office properties following the closing of the merger. As such, the pro forma information described above is subject to change.

Leadership and Governance

Realty Income will continue to be led by President and Chief Executive Officer Sumit Roy and its existing senior management team. Michael D. McKee will remain Realty Income’s Non-Executive Chairman of the Board of Directors. Upon closing, two VEREIT directors will be appointed to the Realty Income board.

Timing and Approval

The merger is subject to customary closing conditions, including the approval of both Realty Income and VEREIT shareholders, and is expected to close during the fourth quarter of 2021. The boards of directors of both companies have unanimously approved the transaction.

Advisors

Moelis & Company LLC is serving as lead financial advisor, Wells Fargo Securities is serving as financial advisor, and Latham & Watkins LLP is acting as legal advisor to Realty Income. J.P. Morgan Securities LLC is serving as exclusive financial advisor and Wachtell, Lipton, Rosen & Katz is acting as legal advisor to VEREIT.

Webcast and Conference Call Information

Realty Income and VEREIT will conduct a joint conference call for investors and analysts on April 29, 2021 at 8:00 am ET to discuss the transaction.

To access the conference call, please register using the following link:

https://www.incommglobalevents.com/registration/client/7516/investor-call/

A live webcast will be available in listen-only mode by clicking on the webcast link on Realty Income or VEREIT’s home page or in the investors section at www.realtyincome.com or www.vereit.com. A replay of the conference call webcast will be available approximately one hour after the conclusion of the live broadcast. No access code is required for this replay.

Investor Presentation

An investor presentation regarding the transaction will be available in the investors section of each company’s website.

About Realty Income

Realty Income, The Monthly Dividend Company®, is an S&P 500 company dedicated to providing stockholders with dependable monthly income. The company is structured as a REIT, and its monthly dividends are supported by the cash flow from over 6,500 real estate properties owned under long-term lease agreements with commercial clients. To date, the company has declared 610 consecutive common stock monthly dividends throughout its 52-year operating history and increased the dividend 110 times since Realty Income's public listing in 1994 (NYSE: O). The company is a member of the S&P 500 Dividend Aristocrats® index. Additional information about the company can be obtained from the corporate website at www.realtyincome.com.

About VEREIT

VEREIT is a full-service real estate operating company which owns and manages one of the largest portfolios of single tenant commercial properties in the U.S. The Company has total real estate investments of $14.6 billion including approximately 3,800 properties and 89.5 million square feet. VEREIT’s business model provides equity capital to creditworthy corporations in return for long-term leases on their properties. VEREIT is a publicly traded Maryland corporation listed on the New York Stock Exchange. VEREIT uses, and intends to continue to use, its Investor Relations website, which can be found at www.VEREIT.com, as a means of disclosing material nonpublic information and for complying with its disclosure obligations under Regulation FD. Additional information about VEREIT can be found through social media platforms such as Twitter and LinkedIn.

Contacts

Realty Income Investors:

Jonathan Pong, CFA, CPA

SVP, Head of Corporate Finance

jpong@realtyincome.com

(858) 284-5177

VEREIT Investors:

Bonni Rosen

Senior Vice President, Investor Relations

BRosen@VEREIT.com

(212) 590-3940

Media:

Pat Tucker / Matt Reid / James Bourne

Abernathy MacGregor

PCT@abmac.com / MJR@abmac.com / JAB@abmac.com

Cautionary Note Regarding Forward-Looking Statements

This communication may include “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act. All statements other than statements of historical fact are “forward-looking statements” for purposes of federal and state securities laws. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which Realty Income Corporation (“Realty Income”) and VEREIT, Inc. (“VEREIT”) operate and beliefs of and assumptions made by Realty Income management and VEREIT management, involve uncertainties that could significantly affect the financial or operating results of Realty Income, VEREIT, the combined company or any company spun-off by the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” and variations of such words and similar expressions are intended to identify such forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transactions involving Realty Income and VEREIT, including future financial and operating results, plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to creating value for stockholders, benefits of the proposed transactions to clients, employees, stockholders and other constituents of the combined company, integrating our companies, cost savings and the expected timetable for completing the proposed transactions — are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and, therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. For example, these forward-looking statements could be affected by factors including, without limitation, risks associated with the ability to consummate the proposed merger and the timing of the closing of the proposed merger; the ability to secure favorable interest rates on any borrowings incurred in connection with the proposed transactions; the impact of indebtedness incurred in connection with the proposed transactions; the ability to successfully integrate our operations and employees; the ability to realize anticipated benefits and synergies of the proposed transactions as rapidly or to the extent anticipated by financial analysts or investors; the potential liability for a failure to meet regulatory or tax-related requirements, including the maintenance of REIT status; material changes in the dividend rates on securities or the ability to pay dividends on common shares or other securities; potential changes to tax legislation; changes in demand for developed properties; adverse changes in the financial condition of joint venture partner(s) or major tenants; risks associated with the acquisition, development, expansion, leasing and management of properties; risks associated with the ability to consummate the proposed spin-off of a company holding the office property assets of Realty Income and VEREIT (“SpinCo”) and the terms thereof, and the timing of the closing of the proposed spin-off; the risks associated with the ability to list the common stock of SpinCo on a national stock exchange following the proposed spin-off; risks associated with the ability to consummate any sales of the office property assets of Realty Income and VEREIT and the impact of such sales on SpinCo or the combined company; risks associated with the ability to consummate the spin-off on terms contemplated by Realty Income and VEREIT; the failure to obtain debt financing to capitalize SpinCo, risks associated with the geographic concentration of Realty Income, VEREIT or SpinCo; risks associated with the industry concentration of tenants; the potential impact of announcement of the proposed transactions or consummation of the proposed transactions on relationships, including with clients, employees, customers and competitors; the unfavorable outcome of any legal proceedings that have been or may be instituted against Realty Income, VEREIT or any company spun-off by the combined company; significant costs related to uninsured losses, condemnation, or environmental issues; the ability to retain key personnel; the amount of the costs, fees, expenses and charges related to the proposed transactions and the actual terms of the financings that may be obtained in connection with the proposed transactions; changes in local, national and international financial market, insurance rates and interest rates; general adverse economic and local real estate conditions; the inability of major tenants to continue paying their rent obligations due to bankruptcy, insolvency or a general downturn in their business; foreign currency exchange rates; increases in operating costs and real estate taxes; changes in the dividend policy for Realty Income’s or VEREIT’s common stock or preferred stock or Realty Income’s or VEREIT’s ability to pay dividends; impairment charges; unanticipated changes in Realty Income’s or VEREIT’s intention or ability to prepay certain debt prior to maturity and/or hold certain securities until maturity; pandemics or other health crises, such as coronavirus (COVID-19); and those additional risks and factors discussed in reports filed with the U.S. Securities and Exchange Commission (“SEC”) by Realty Income and VEREIT. Moreover, other risks and uncertainties of which Realty Income or VEREIT are not currently aware may also affect each of the companies’ forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated. The forward-looking statements made in this communication are made only as of the date hereof or as of the dates indicated in the forward-looking statements, even if they are subsequently made available by Realty Income or VEREIT on their respective websites or otherwise. Neither Realty Income nor VEREIT undertakes any obligation to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made.

Additional Information about the Proposed Transactions and Where to Find It

In connection with the proposed transaction, Realty Income intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Realty Income and VEREIT that also constitutes a prospectus of Realty Income. Investors and security holders are urged to read the joint proxy statement/prospectus and other relevant documents filed with the SEC, when they become available, because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents, when they become available, and other documents filed with the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Realty Income by contacting Realty Income Investor Relations at 877-924-6266. Investors and security holders may obtain free copies of the documents filed with the SEC by VEREIT by contacting VEREIT Investor Relations at 877-405-2653.

Participants in the Solicitation

Realty Income and VEREIT and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Realty Income' directors and executive officers is available in Realty Income's proxy statement for its 2021 Annual Meeting, which was filed with the SEC on April 1, 2021. Information about directors and executive officers of VEREIT is available in the proxy statement for its 2021 Annual Meeting, which was filed with the SEC on April 15, 2021. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials filed with the SEC regarding the merger when they become available. Investors should read the definitive joint proxy statement/prospectus carefully before making any voting or investment decisions when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Realty Income or VEREIT using the sources indicated above.

No Offer or Solicitation

This communication and the information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Exhibit 99.2

Realty Income to Combine With VEREIT Further Distancing Itself as the Preeminent Net Lease REIT April 29, 2021

Forward-Looking Statements This communication may include “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act. All statements other than statements of historical fact are “forward-looking statements” for purposes of federal and state securities laws. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which Realty Income Corporation (“Realty Income”) and VEREIT, Inc. (“VEREIT”) operate and beliefs of and assumptions made by Realty Income management and VEREIT management, involve uncertainties that could significantly affect the financial or operating results of Realty Income, VEREIT, the combined company or any company spun-off by the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” and variations of such words and similar expressions are intended to identify such forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transactions involving Realty Income and VEREIT, including future financial and operating results, plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to creating value for stockholders, benefits of the proposed transactions to clients, employees, stockholders and other constituents of the combined company, integrating our companies, cost savings and the expected timetable for completing the proposed transactions — are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and, therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. For example, these forward-looking statements could be affected by factors including, without limitation, risks associated with the ability to consummate the proposed merger and the timing of the closing of the proposed merger; the ability to secure favorable interest rates on any borrowings incurred in connection with the proposed transactions; the impact of indebtedness incurred in connection with the proposed transactions; the ability to successfully integrate our operations and employees; the ability to realize anticipated benefits and synergies of the proposed transactions as rapidly or to the extent anticipated by financial analysts or investors; the potential liability for a failure to meet regulatory or tax-related requirements, including the maintenance of REIT status; material changes in the dividend rates on securities or the ability to pay dividends on common shares or other securities; potential changes to tax legislation; changes in demand for developed properties; adverse changes in the financial condition of joint venture partner(s) or major tenants; risks associated with the acquisition, development, expansion, leasing and management of properties; risks associated with the ability to consummate the proposed spin-off of a company holding the office property assets of Realty Income and VEREIT (“SpinCo”) and the terms thereof, and the timing of the closing of the proposed spin-off; the risks associated with the ability to list the common stock of SpinCo on a national stock exchange following the proposed spin-off; risks associated with the ability to consummate any sales of the office property assets of Realty Income and VEREIT and the impact of such sales on SpinCo or the combined company; risks associated with the ability to consummate the spin-off on terms contemplated by Realty Income and VEREIT; the failure to obtain debt financing to capitalize SpinCo, risks associated with the geographic concentration of Realty Income, VEREIT or SpinCo; risks associated with the industry concentration of tenants; the potential impact of announcement of the proposed transactions or consummation of the proposed transactions on relationships, including with clients, employees, customers and competitors; the unfavorable outcome of any legal proceedings that have been or may be instituted against Realty Income, VEREIT or any company spun-off by the combined company; significant costs related to uninsured losses, condemnation, or environmental issues; the ability to retain key personnel; the amount of the costs, fees, expenses and charges related to the proposed transactions and the actual terms of the financings that may be obtained in connection with the proposed transactions; changes in local, national and international financial market, insurance rates and interest rates; general adverse economic and local real estate conditions; the inability of major tenants to continue paying their rent obligations due to bankruptcy, insolvency or a general downturn in their business; foreign currency exchange rates; increases in operating costs and real estate taxes; changes in the dividend policy for Realty Income’s or VEREIT’s common stock or preferred stock or Realty Income’s or VEREIT’s ability to pay dividends; impairment charges; unanticipated changes in Realty Income’s or VEREIT’s intention or ability to prepay certain debt prior to maturity and/or hold certain securities until maturity; pandemics or other health crises, such as coronavirus (COVID-19); and those additional risks and factors discussed in reports filed with the U.S. Securities and Exchange Commission (“SEC”) by Realty Income and VEREIT. Moreover, other risks and uncertainties of which Realty Income or VEREIT are not currently aware may also affect each of the companies’ forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated. The forward-looking statements made in this communication are made only as of the date hereof or as of the dates indicated in the forward-looking statements, even if they are subsequently made available by Realty Income or VEREIT on their respective websites or otherwise. Neither Realty Income nor VEREIT undertakes any obligation to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made. No Offer or Solicitation This communication and the information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. 2

Transaction Overview 3 1.Cash synergies expected to be $35-40mm

A Powerful Combination •1Immediately AFFO Accretive – 10%+ accretive relative to the midpoint of Realty Income’s 2021 AFFO per share guidance •2Scale Driving Growth – Accelerates growth and client diversification, provides further runway for core clients to grow, and adds complementary investment pipeline and capabilities to the platform •3Amplifies Cost Of Capital Advantages – Benefit to existing VEREIT portfolio and catalyst for accretive, high-quality acquisition growth; attractive opportunities to refinance existing VEREIT debt with a ~4.0% weighted average cost and $373 million of outstanding preferred equity at a rate of 6.7%, which is freely prepayable at par •4Track Record of Dividend Growth And Total Returns – Continued membership in the S&P 500 Dividend Aristocrats® Index; immediate increase in dividend per share to VEREIT’s shareholders upon close; Realty Income has delivered total return performance ahead of the S&P 500 and MSCI U.S. REIT Index (“RMZ”), with lower volatility, since its listing •5Fortress Balance Sheet – Net lease industry leading credit ratings of A3 / A-; target leverage maintained at 5.5x debt/EBITDA. Other pro forma credit ratios consistent with current Realty Income profile •6Unquestioned Leader In The Net Lease Industry – Realty Income will be the 6th largest REIT in the RMZ1 and ranked in the top half of the S&P 500 with a best-in-class portfolio 4 Based on equity market capitalization

Significant Accretion for Shareholders

Multiple AFFO levers to drive 10%+ AFFO per share accretion to shareholders on a leverage neutral basis

Realty Income Cost of Capital Advantage

- Industry leading cost of equity and debt capital
- Currently rated A3/A- vs. VEREIT's Baa2/BBB
- Incremental debt issuance opportunities in lower yielding currencies

Operating Cost Savings

- Estimated run rate cost synergies of ~$45 - $55mm[1]

Enhanced Investment Platform

- Increased size, scale and diversification unlocks additional flexibility for growth in core verticals

10+% AFFO per share accretion to Realty Income's shareholders[2]

Debt Refinancing Opportunities

- Incremental opportunity to refinance ~$6 billion of VEREIT debt with a ~4.0% weighted average cost and weighted average term to maturity of ~6 years
- Additional $373 million of outstanding preferred equity with a rate of 6.7%, which is freely prepayable at par
- Near-term opportunity: ~$2.8bn of preferred equity and maturing debt through 2025 at a weighted average cost of 5.0%

1. Cash synergies expected to be $35-40mm. An estimated 75% of savings are expected to be achieved in the first 12 months post-closing.
2. Annualized, leverage-neutral accretion relative to midpoint of Realty Income 2021 guidance ($3.465)

5

Benefits of Scale: Overhead Efficiency and Growth Flexibility Includes estimated corporate cost synergies of $45-55mm3 G&A Benchmarking (as a % of Gross Real Estate Value)1 Net Lease Universe Larger Asset Base Cements Position as Lowest Cost Owner of Net Lease Assets 0.75% 0.78% 0.80% 0.69% 0.99% 3% 6% 8% 11% 13% 23% $500 < 1% 2% 3% 5% 6% 11% $800 < 1% 1% 2% 3% 4% 7% $1,100 < 1% 1% 2% 2% 3% 5% $1,700 < 1% < 1% 1% 1% 2% 3% + $2,500 < 1% < 1% < 1% 1% 1% 2% Larger Size Creates Growth Optionality $100 $200 $300 $400 $500 $1,000 0.23% 0.32% 0.42% 0.43% 0.62% 0.64% $200 + Top 10 RMZ REITs (Excluding Data Center REITs) 0.23% 0.32% 0.46%0.49% 0.62% 0.71% 0.89% Blue Chip 1 Blue Chip 2 Blue Chip 3 Blue Chip 4 Blue Chip 5 Blue Chip 6 Blue Chip 7 + Increased size will allow Realty Income to pursue even larger sale-leaseback transactions without compromising prudent client and industry diversification metrics Source:Company Filings Based on Q4 Annualized G&A and book Gross Real Estate Value; SPG includes Advertising and Promotion and Home and Regional Office Costs; EQR and AVB include property management costs6 Assumes 6.0% cap rate for illustrative purposes Cash synergies expected to be $35-40mm

Complementary Real Estate Portfolios Result in Greater Diversity for Realty Income Top IndustriesTop Tenants Capacity Growth Example: Convenience Stores Before Transaction1 After Transaction Rank Tenant % of Rent Tenant % of Rent 1 6% 5% 2 5% 4% 3 4% 4% 4 4% 3% 5 3% 3% 6 3% 3% 7 3% 2% 8 3% 2% 9 3% 2% 10 3% 2% Total 36% Total 31% Current Realty Income Convenience Store Concentration (#1 Industry) 12% Pro Forma Convenience Store Concentration (Remains #1 Industry but ~300 bps lower concentration) 9% Pro Forma Total Portfolio Rent ($bn) $2.5 Incremental Acquisition Capacity at Pre-Transaction Concentration Level ($bn)2 ~$1.3 Statistics as of Q4 2020 Assumes 6.0% cap rate

Sustainable Cost of Capital Advantage & Material Refinancing Synergies Pro Forma Debt Maturity Profile1 ($ in mm) VEREIT capital structure includes ~$2.8bn of preferred equity and maturing debt through 2025 with a weighted average rate of ~5.0% Realty Income enjoys a ~40-45 bps G-Spread2 benefit compared to VEREIT on its outstanding debt $165 $786 $10 $1 $1,575 $32 $1,650 $11 $3,281 $373 $357 $300 $378 $750$1,100$1,050 $1,200 $1,100 $547 Pref. Equity20212022202320242025202620272028202920302031+ Weighted Average Coupon on Debt Maturities by Year Total - $ Total - % 6.7% 5.4% 4.8% 3.9% 4.7% 4.6% 4.9% 3.9% 2.9% 3.1% 5.5% 2.9% $6,463 4.1% n.a. 0.8% 4.9% 4.7% 4.0% 3.9% 3.0% 3.0% 3.7% 3.3% 1.6% 3.5% $8,202 3.4% 6.7% 3.0% 4.8% 4.5% 4.5% 4.3% 3.7% 3.5% 3.1% 3.2% 1.7% 3.4% $14,665 3.7% Secured Debt Unsecured Debt Preferred Equity Source:Bloomberg8 As of December 31, 2020 reported capital structure adjusted for previously disclosed activity Reflects G-spread for Realty Income January 2031 USD unsecured bonds and VEREIT December 2032 unsecured bonds. As of April 27, 2021.

Quantifying the Refinancing Opportunity $ ₤€ Illustrative Outcomes Based on Current Indicatives… Synergies amplified.. …As capital allocation progresses throughout Europe, refinancing opportunities support natural net investment hedging needs ($ in mm) Cumulative Annualized Interest Expense Accretion Assuming Various 10-yr Indicatives: 1 Year Maturities2 Rate 2.4% 1.8% 0.9% Pref + 2021 686 6.1% 25 30 36 2022 266 4.8% 32 38 46 2023 124 4.3% 34 41 50 2024 1,120 4.8% 61 74 94 2025 550 4.6% 73 90 115 Through ’25 $2,746 5.1% $73 $90 $115 2026 600 4.9% 88 108 139 2027 600 4.0% 98 121 157 2028 1,100 2.9% 103 133 178 2029 600 3.1% 107 141 192 2030 11 5.5% 107 141 192 2032 700 2.9% 110 148 205 Total $6,356 4.1% $110 $148 $206 million of annualized accretion by YE 2025 Estimated $110 - $205 million of annualized accretion over next 10 years Source:Bloomberg9 Estimated indicatives as of 4/26/21 As of December 31, 2020 reported capital structure adjusted for previously disclosed activity

Dependable Dividends That Grow Over Time Steady dividend track record supported by inherently stable business model, disciplined execution One of only three REITs included in the S&P 500 Dividend Aristocrats® index 94Consecutive quarterly increases 110Total increases since 1994 NYSE Listing 4.4%Compound average annualized growth rate since NYSE listing $2.15 $2.19 $2.27 $2.39 $2.53 $2.65 $2.73 $2.81 $2.82 $0.90 $0.91 $0.93 $0.95 $0.98 $1.04 $1.09 $1.12 $1.15 $1.18 $1.24 $1.35 Immediate Dividend per Share Increases for VEREIT’s Shareholders Current Realty Income Annualized Dividend per Share $2.820 (x) Transaction Exchange Ratio 0.705 (=) Implied VEREIT Dividend per Share $1.988 Current VEREIT Dividend per Share $1.848 VEREIT Dividend per Share Increase ~7.6% $1.56 $1.66 $1.71 $1.72 $1.74 $1.77 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 10

Track Record of Favorable Returns to Shareholders

Since 1994 NYSE listing, Realty Income shares have outperformed benchmark indices

Compound Average Annual Total Shareholder Return Since 1994


15.2%
+3.8%
11.4%
+4.3%
10.9%
+4.7%
10.5%
+4.8%
10.4%
REALTY INCOME
The Monthly Dividend Company®
Nasdaq Composite
DJIA
S&P 500
Equity REIT Index

A track record of market and industry outperformance

0.4
Beta vs. S&P 500
Since '94 NYSE Listing[1]

95th Percentile
Return per Unit of Market Risk
Compared to S&P 500[3]

24 of 25
Years of Positive Earnings per Share Growth[2]

5.1%
Median AFFO Per
Share Growth Since 1996

1 of 3
Net Lease REITs[4] with Positive Earnings[2] Growth in 2020

Note: Return metrics as of 03/31/2021
1. Beta measured using monthly frequency
2. Measured as AFFO per share growth
3. Based on regression analysis comparing beta and total stock return CAGR since 1994
4. Includes ADC, EPRT, FCPT, NNN, SRC, STOR, VER, WPC

11

REALTY INCOME
The Monthly Dividend Company®
+
VEREIT

Preserves Fortress Balance Sheet Supporting Growth and Resiliency

Key Credit Highlights

- **Leverage neutral** transaction / **Net lease industry leading A3** Moody's / **A-** S&P credit ratings and expected 5.5x leverage ratio[1]
- **One of eight** REITs with 'A' ratings from **two** major agencies
- **Meaningful value** embedded from the refinancing of ~$6 billion of VEREIT's debt that will **accrue to Realty Income** over time
- Additional $373 million of **outstanding preferred equity at a rate of 6.7%**, which is freely prepayable at par, creates additional near-term refinancing opportunity
- Realty Income's **accelerating investment activity in the United Kingdom** allows for **significantly lower all-in borrowing costs** in the high-grade unsecured bond market relative to the U.S.
- Proven access to low cost of debt capital in the U.S. *(1.48%)*[2] and in the U.K. *(1.71%)*[2]

Pro Forma Capital Structure (% of Total Capitalization)[3]


Unsecured Debt
$13bn
24%
Preferred Equity
$0.4bn
1%
Secured Debt
$2bn
3%
Total
Capitalization
~$50bn
72%
Common Equity
$37bn

Pro Forma Credit Metrics

	Realty Income 12/31/20	Pro Forma Realty Income[4]
Net Debt / LTM EBITDA	5.3x	~5.5x
LTM Fixed Charge Coverage	5.1x	~5.5x
Unencumbered Assets to Unsecured Debt	257%	~300%
Secured Debt / Gross Assets	1.4%	< 3%
Total Debt / Gross Assets	40%	~35%

Source: Bloomberg
1. Defined as net debt + preferred equity / Adjusted EBITDAre
2. 1.48% reflects the blended effective annual yield to maturity on Realty Income's $725mm dual-tranche senior unsecured notes issuance in December 2020 at time of pricing; 1.71% reflects the effective annual yield to maturity of Realty Income's £400mm senior unsecured notes issuance in September 2020 at time of pricing
3. Reflects Realty Income's capitalization as of 12/31/2020 pro forma for subsequent significant events
4. Estimated as of transaction close

12

REALTY INCOME + VEREIT

Leading Net Lease REIT Ranked 6th Among RMZ Constituents

Extends Realty Income's Lead In the Net Lease REIT Sector

ENTERPRISE VALUE ($BN)[1] – NET LEASE INDUSTRY


~$50
$33.1
$19.6
$15.6
$13.2
$11.7
$7.9
$5.6
$4.5
$3.6
$3.0
REALTY INCOME + VEREIT
REALTY INCOME
W. P. CAREY
VEREIT
STORE capital
NATIONAL RETAIL PROPERTIES
SPIRIT
AGREE REALTY CORPORATION
BROADSTONE NET LEASE, INC.
ESSENTIAL PROPERTIES
FCPT

6th Largest REIT In the RMZ REIT Index

EQUITY MARKET CAPITALIZATION VALUE ($BN) – TOP 10 RMZ REITS


$86.4
$63.6
$48.1
$46.0
$42.7
$37.0
$32.0
$27.7
$27.3
$26.3
PROLOGIS
EQUINIX
Public Storage
SIMON
DIGITAL REALTY
REALTY INCOME + VEREIT
welltower
Equity Residential
AvalonBay
ALEXANDRIA

Source: Capital IQ and SNL market data as of 04/27/2021
1. Realty Income and VEREIT enterprise values adjusted for subsequent events post balance sheet date

13

Key Metrics Made Even Stronger Through Combination 11 “Pro Forma Realty Income” +2 Total Enterprise Value ($bn) # of Properties Portfolio Annualized Contractual Rent ($bn) WALT (yrs) Occupancy (%) Top 10 Client Concentration Top 10 Industry Concentration Investment Grade (%) 2021 E Gross Acquisition Volume ($bn) $33$16 6,5923,831 $1.7$1.1 9.08.4 98%98% 36%27% 67%66% 51%39% $3.25 bn+$1.15 bn+ 3 ~$50 ~10,300 $2.5 9.0 98% 31% 64% 45% $4.4 bn+ Source:Company Filings, Company management, Capital IQ and SNL as of 04/27/2021 Realty Income and VEREIT portfolio metrics as of 12/31/2020 14 Reflects post-spin Realty Income. Pro forma WALT weighted by annualized rental income, pro forma occupancy weighted by properties, pro forma investment grade (%) weighted by annualized rental income Based on midpoint of 2021 guidance

Separation of Office Assets into New Publicly-Traded Company

Separation Overview and Go-Forward Opportunity

- Office industry investment is not in the long term plans for Pro Forma Realty Income and substantially all of the companies' office assets[1] expected to be spun off
- Accordingly, separation of office assets ("SpinCo") into a self-managed REIT is a strategic objective of the transaction
- Separation of SpinCo is anticipated to be effected via a spin-off into a newly traded public company that owns the office assets of VEREIT and Realty Income
- Consistent with the Merger, Realty Income's shareholders will own ~70% of SpinCo while VEREIT's shareholders will own ~30%
- Expected to carry modest initial leverage to support early growth initiatives
- Further updates on the SpinCo separation process, management, and governance will be provided periodically, including on Realty Income's Q2 earnings call
- Expected to be led by experienced management team to be announced at a later date

SpinCo Key Stats

# of Properties *97*	*Total Contractual Rent* *$183mm*	*WALT* *~4 years*
Top 10 Tenant Concentration *47%*	*Q4 2020 Rent Collections* *Over 99%*	*% Investment Grade* *76%*

Top 5 Clients

Client Name	% Concentration
GSA	10%
Cigna	7%
Merrill, A Bank of America Company	6%
HealthNow	4%
RSA	4%

Top 5 Industries

Industry	% Concentration
Healthcare	17%
Telecommunications	14%
Insurance	13%
Financial Services	11%
Government Services	11%

High quality tenancy, resilient collections and high yielding assets; Dedicated team focused on growing the portfolio

15

1. Excludes six office assets encumbered by CMBS debt that becomes freely pre-payable at par in November 2023, and four office assets held in VEREIT's office joint venture, in which it holds a 20% interest

+ Immediately AFFO Accretive Go Forward Business Strategy Client Focus Credit Profile Scale Driving Growth Amplifies Cost Of Capital Advantages Track Record of Dividend Growth and Total Returns Fortress Balance Sheet Unquestioned Leader in the Net Lease Industry Maintain A3/A-credit ratings with target leverage in mid-5x area Continue to drive fixed charge coverage ratio higher with flexibility to issue in lower cost currencies Portfolio Philosophy Continue to curate best-in-class global real estate portfolio known for consistent cash flow generation Relentlessly unlock new swim lanes for growth and value creation Retail clients that have a service, non-discretionary, and/or low-price-point component to their business Industrial clients that are primarily investment grade rated companies and leaders in their respective industries